Exhibit a(1)

 Press Release

Investor Contact:	Press Contact:
Rosemary Moothart Director of Investor Relations +1-425-519-4068 rosemarym@onyx.com	Robert Craig Director of Public Relations +1-617-314-6846 pr@onyx.com
Onyx Rejects CDC’s Unsolicited Tender Offer and Reaffirms M2M Transaction
BELLEVUE, Wash. – July 17, 2006 – Onyx Software Corporation (NASDAQ: ONXS) today announced that its board of directors voted to recommend that shareholders reject CDC Corporation’s unsolicited offer to purchase all of the outstanding shares of Onyx for $5.00 per share in cash. After careful consideration, including a detailed review of the terms and conditions of the Offer with Onyx’s financial and legal advisors, the board determined at a meeting on July 15, 2006 that the uncertainties inherent in the Offer represent a substantial threat to shareholder value that is not offset by the small premium reflected by the CDC offer price.
In making its recommendation, the board of directors consulted with management and its financial and legal advisors, and took into account numerous factors, including, but not limited to, the following:
•	Consummation of the Offer Is Highly Uncertain, as the Offer Is Subject to Extensive Conditions to Be Applied in CDC’s Sole Discretion. The Offer includes numerous conditions, including, among others, a no adverse change condition that is drafted in broad and very general terms and can be applied in CDC’s sole discretion. By contrast, the definition of “Company Material Adverse Effect” under the M2M Merger Agreement is substantially more specific and limited, and the interpretation of this definition is not within M2M’s sole discretion. As a result, consummation of the CDC Offer is much less certain than consummation of the M2M transaction, which is currently scheduled to close on August 1, 2006.
•	It is Unclear Whether CDC Has Available Cash or Sufficient Liquidity to Consummate the Offer. CDC states, without detail or explanation, that it has sufficient cash on hand to consummate the Offer and pay the associated expenses. This statement, however, appears to directly contradict CDC’s own disclosures in its annual report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on June 21, 2006, in which CDC states that it has limited ability to transfer or move its cash out of China or to use its cash for the benefit of CDC Corporation or its subsidiaries, such as the Offeror under the tender offer.
•	CDC’s Recent Market Trading Activity in Onyx Common Stock Causes Onyx to Question CDC’s Intention to Consummate a Merger. CDC disclosed in the Schedule TO that, beginning on June 7, 2006 and continuing through June 21, 2006, it sold 223,200 shares of Onyx common stock in 16 separate transactions at prices ranging from $4.68 to $4.80, all of which are below the $5.00 price stated in the Offer and the $4.85 price reflected in its earlier announcement on June 20, 2006. Six of these sales, for a total of 56,000 shares, took place after CDC’s public announcement on June 20, 2006 that it desired to purchase Onyx for a consideration of $4.85 per share in cash or $5.00 per share in cash and CDC stock. Selling Onyx common stock at prices lower than the price to be paid by CDC through its purported Offer, particularly when combined with CDC’s past inconsistent and nonresponsive statements and behavior with respect to Onyx, as detailed above, is inconsistent with the stated intention to acquire Onyx at $5.00 per share.

•	The Regulatory Clearances Needed to Consummate the Merger Are Uncertain and May Not Be Obtainable in a Timely Fashion. Consummation of any transaction with CDC would require expiration or termination of applicable waiting periods under the HSR Act. As of the date of this press release, to Onyx’s knowledge, CDC had not yet made any filing under the HSR Act. In addition, CDC does not specify in the Schedule TO the regulatory clearances that would be required from jurisdictions outside the United States in order to complete the transaction. As a result, the time period for satisfaction of any regulatory conditions is uncertain. In addition, the ability to obtain such regulatory clearances is not assured.
•	The Availability of Meaningful Remedies Against CDC for a Breach of Contract Is Uncertain. The Offeror is a shell company owned by CDC, a Cayman Islands company with a substantial portion of its assets outside the United States and a majority of its directors and officers being nationals and/or residents of countries other than the United States. CDC itself states in its annual report on Form 20-F, filed with the SEC on June 21, 2006, that U.S. persons may have limited ability to enforce civil liabilities against CDC.
•	There Is No Certainty That Any Discussions With CDC Would Result in a Signed Acquisition Agreement. Although CDC has stated an interest in a negotiated transaction, CDC has not stated any proposed timeline under which it would be able to execute a negotiated transaction. CDC also has not expressed any willingness to enter into a definitive merger agreement on terms substantially similar to, or more favorable to Onyx than, those reflected in the M2M Merger Agreement, which has been publicly available since June 6, 2006. Nor has CDC stated that it would enter into a confidentiality agreement with Onyx on terms that are no less favorable to Onyx than the confidentiality agreement Onyx has with M2M, which is required under the terms of the M2M Merger Agreement before Onyx could enter into discussions with CDC.
•	There Is No Guarantee That CDC Will Be Offering the Same Price at the End of an Indeterminate Negotiation and Due Diligence Process Involved in a Negotiated Transaction. There is no guarantee that CDC will be offering the same price at the end of the indeterminate negotiation period that it proposes. In the event that Onyx shareholders do not approve the M2M merger at the special meeting on August 1, 2006 (or any adjournment thereof), M2M would have the right to terminate the M2M Merger Agreement. Any termination of the M2M Merger Agreement could materially adversely affect the price of Onyx common stock, which could lead CDC to reduce the price of the Offer.
•	There Is No Certainty That a Negotiated Transaction With CDC Could Be Consummated in a Timely Fashion. Although CDC publicly announced its intention to launch the Offer on June 30, 2006, it did not actually commence the Offer until 12 days later on July 12, 2006, notwithstanding the pending special meeting to consider the M2M merger scheduled for August 1, 2006. In addition, as of the date of this release, to Onyx’s knowledge, CDC had not yet completed any filing under the HSR Act, which would be necessary to consummate any transaction with CDC. These delays, combined with CDC’s previous behavior, suggests that CDC may be unable or unwilling to move quickly to consummate a transaction with Onyx in a timely fashion.
The Onyx board also determined that, in light of the $5.00 per share purchase price in the conditional Offer from CDC and CDC’s stated willingness to negotiate with Onyx toward a binding definitive agreement, the board’s fiduciary obligations to Onyx shareholders require that it attempt to engage with CDC, consistent with the restrictions under the M2M Merger Agreement. Accordingly, the board made the requisite determination under the M2M Merger Agreement to engage in discussions with CDC.
In the meantime, Onyx continues to believe that the $4.80 cash per share to be paid to Onyx shareholders pursuant to the definitive merger agreement with M2M represents a superior transaction for Onyx shareholders, when compared with the highly contingent tender offer made by

CDC. Absent further developments resulting from discussions with CDC, Onyx intends to continue to work to close the transaction promptly following the special meeting on August 1, 2006.
Additional Information About the Proposed Transaction and Where to Find It
In connection with the proposed transaction, on June 29, 2006, Onyx filed a definitive proxy statement with the Securities and Exchange Commission, or SEC and on July 17, 2006, Onyx filed a Schedule 14d-9 recommendation statement with the SEC. Investors and security holders are advised to read the definitive proxy statement, the Schedule 14d-9 recommendation statement and any other relevant documents filed with the SEC because they contain important information about the proposed transaction with M2M, the CDC tender offer and Onyx. Investors and security holders may obtain a free copy of the definitive proxy statement, the Schedule 14d-9 recommendation statement and other documents filed by Onyx from the SEC Web site at www.sec.gov.
Onyx’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Onyx in connection with the proposed transaction with M2M. A description of certain of the interests of directors and executive officers of Onyx is set forth in the definitive proxy statement.
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Onyx is a registered trademark of Onyx Software Corporation in the United States and other countries. Other product or service names mentioned herein are the trademarks of their respective owners.